SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SUMMIT MIDSTREAM PARTNERS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

866142102

(CUSIP Number)

FEBRUARY 3, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 866142102		SCHEDULE 13G

1	Names of Reporting Persons Summit Midstream Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 25,854,581 (1)

	6	Shared Voting Power

	7	Sole Dispositive Power 25,854,581 (1)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,854,581 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 35.9% (2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)   Represents 25,854,581 Common Units held directly by Summit Midstream Partners Holdings, LLC (“Summit Holdings”), after giving effect to (1) a transfer of 151,160 common units from Summit Midstream Partners, LLC (“Summit Investments”) to Summit Holdings on September 28, 2016 and (2) the offer and sale by Summit Holdings of 4,000,000 common units representing limited partner interests in the Issuer on February 3, 2017.  Summit Investments is the sole member of Summit Holdings.

(2)   Based upon 72,111,121 Common Units outstanding as of March 1, 2017, as confirmed by the Issuer.

CUSIP No.: 866142102		SCHEDULE 13G

1	Names of Reporting Persons Summit Midstream Partners Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 25,854,581 (1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 25,854,581 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,854,581 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 35.9% (2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)   Represents 25,854,581 Common Units held directly by Summit Holdings after giving effect to (1) a transfer of 151,160 common units from Summit Investments to Summit Holdings on September 28, 2016 and (2) the offer and sale by Summit Holdings of 4,000,000 common units representing limited partner interests in the Issuer on February 3, 2017.

(2)   Based upon 72,111,121 Common Units outstanding as of March 1, 2017, as confirmed by the Issuer.

Explanatory Note: The common units representing limited partner interests of the Issuer (“Common Units”) that are the subject matter of this Schedule 13G (as amended) include 25,854,581 Common Units (the “Shared Units”) that are the subject matter of a Schedule 13D (as amended through February 8, 2017), filed by Energy Capital Partners II, LLC, which, through a combination of its parallel and co-investment funds (collectively, the “ECP Funds”), beneficially owns the Shared Units.

CUSIP No.: 866142102	SCHEDULE 13G

Item 1(a).	Name of Issuer: Summit Midstream Partners, LP
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1790 Hughes Landing Boulevard, Suite 500 The Woodlands, TX 77380

Item 2(a).	Name of Person(s) Filing: Summit Midstream Partners, LLC Summit Midstream Partners Holdings, LLC	(“Summit Investments”) (“Summit Holdings”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: Principal business office for Summit Investments and Holdings: 1790 Hughes Landing Boulevard, Suite 500 The Woodlands, TX 77380
Item 2(c).	Citizenship: Summit Investments Summit Holdings	Delaware Delaware
Item 2(d).	Title of Class of Securities: Common units representing limited partner interests
Item 2(e).	CUSIP Number: 866142102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 866142102	SCHEDULE 13G

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Summit Investments		Summit Holdings
(a)	Amount beneficially owned:	25,854,581	(1)	25,854,581	(2)
(b)	Percent of class:	35.9	% (3)	35.9	% (3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	25,854,581	(1)
	(ii) Shared power to vote or to direct the vote:			25,854,581	(2)
	(iii) Sole power to dispose or to direct the disposition of:	25,854,581	(1)
	(iv) Shared power to dispose or to direct the disposition of:			25,854,581	(2)

(1)   Represents 25,854,581 Common Units held directly by Summit Holdings after giving effect to (1) a transfer of 151,160 common units from Summit Investments to Summit Holdings on September 28, 2016 and (2) the offer and sale by Summit Holdings of 4,000,000 common units representing limited partner interests in the Issuer on February 3, 2017.  Summit Investments is the sole member of Summit Holdings.

(2)  Represents 25,854,581 Common Units held directly by Summit Holdings.

(3)  Based upon 72,111,121 Common Units outstanding as of March 1, 2017, as confirmed by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

SUMMIT MIDSTREAM PARTNERS, LLC
a Delaware limited liability company

	By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer

SUMMIT MIDSTREAM PARTNERS HOLDINGS, LLC
a Delaware limited liability company

	By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer